UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Oz. House LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    July 2, 2018

Physical address of issuer
10601 Ranch Road 2222, Suite H, Austin, Texas 78730

Website of issuer
www.oztaphouse.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust Co.

Type of security offered
Promissory Note (Revenue Sharing Interests)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
November 4, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
27

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$90,316	$0
Cash & Cash Equivalents	$64,156	$0
Accounts Receivable	$0	$0
Short-term Debt	$2,500	$0
Long-term Debt	$402,029	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$3,712	$0
Taxes Paid	$0	$0
Net Income	-$75,646	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 6, 2019

FORM C

Up to $107,000.00

Oz. House LLC



Promissory Notes (Revenue Sharing Interests)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Oz. House LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective purchasers for the sole purpose of providing certain information about a potential investment in Unsecured Promissory Notes (Revenue Sharing Interests) offered by the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Issuer will not receive a commission and the Issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100	$0	$100
Aggregate Minimum Offering Amount	$25,000	$0	$25,000
Aggregate Maximum Offering Amount	$107,000	$0	$107,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.oztaphouse.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual

report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 6, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.oztaphouse.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Oz. House LLC (the "Company") is a Texas Limited Liability Company, formed on July 2, 2018. The Company is also currently conducting business under the assumed name of "Oz. Tap House."

The Company is located at 10601 Ranch Road 2222, Suite H, Austin, Texas 78730.

The Company's website is www.oztaphouse.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Oz. Tap House is a family friendly, casual dining establishment, suited for patrons seeking a place to socialize, while enjoying self-assist tap craft beer, wine, and cider by the ounce. The restaurants food menu consists of gourmet craft burgers, chopped salads, and ice cream that are all mostly organic and sustainable. After sampling the craft beer, wine, and cider and enjoying the restaurant's food options, patrons can choose a 32 oz. beer crowler of their choice to take home for further enjoyment. A crowler is a 32 ounce aluminum can used to package craft beers and allow people to transport them home.

The Offering

Minimum amount of Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests) being offered	$25,000 Principal Amount
Total Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests) outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests)	$107,000 Principal Amount
Total Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests) outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	Prices for the Securities have been determined arbitrarily.
Minimum investment amount per investor	$100.00
Offering deadline	November 4, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a Texas limited liability company in 2018. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

There are general economic risks associated with the restaurant and bar/tavern industry.

Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

The development and commercialization of our craft beer dispensing technology is becoming highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on agreements with third parties to provide certain services, goods, and technologies necessary to enable us to implement self-service of beverages.

Our ability to implement and provide our services to our clients depends, in part, on services, goods, and technologies owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, and technologies on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue operations as usual. If we fail to replace these services, goods, and technologies in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with the technologies and services those vendors provide. If the services, goods, or technologies of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our business, and have an adverse effect on our financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sean and Krista Kanter who are spouses and owner-operators of the Company. The Company has or intends to enter into an employment agreement with Krista Kanter although there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Krista Kanter or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Sean and Krista Kanter in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Sean or Krista Kanter die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board, and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among American food products;

14

- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and food production;
- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding [food type] products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations of the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, it could have an adverse effect on our business and results of operations.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

The sale of alcoholic beverages at our restaurant subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

In Texas we are subject to "dram shop" statutes.

Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In Texas, dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.

We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business. We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Promissory Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Oz. Tap House - is a family friendly, casual dining establishment, suited for patrons seeking a place to socialize, while enjoying self-serve tap craft beer, wine and cider by the ounce. The restaurants food menu consists of gourmet craft burgers, chopped salads, and ice cream that are all mostly organic and sustainable. After sampling the craft beer, wine and cider by the ounce and enjoying the restaurant's food options, patrons can choose a 32 oz. beer crowler of their choice to take home for further enjoyment. A crowler is a 32 ounce aluminum can used to package craft beers and allow people to transport them home.

Business Plan
Oz. Tap House utilizes self-serve metered tap technology from a company called Table Tap LLC. While Table Tap's technology can be incorporated into multiple industries and environments, our Company focuses on the alcoholic beverage market. Table Tap's technology also provides us with 73.7 million ounces worth of anonymous demographic data, which has facilitated the development of certain patron personas. This valuable data enables us to better meet the self-serve needs of our patrons, and provide better service. Although Table Tap self-pour technology has wide appeal, the Company's aggregate data reveals that its typical patron is 32 years old, male, tech-savvy, and curious about new things—including premium beers. On average, this customer demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is generally willing to invest in experiences. The data also suggests that the female demographic enjoys the freedom to make their own choices as well, and prefers red wine, white wine, and ciders.

History of the Business
Oz. House LLC was formed in July 2018. The Company operates under the name Oz. Tap House and it opened its first location in West Austin on February 1, 2019. The Company has generated $595,086 in gross revenues since inception as of July 2019. Oz. Tap House was the first legal self-serve beer and wine establishment in Texas. As of February 1, 2019, self-serve alcohol has been legalized on a case by case basis. Please see link below for details. https://www.tabc.texas.gov/marketing_practices/advisories/MPA058.pdf

The Company's Products and/or Services

Product / Service	Description	Current Market
Self-serve beer and wine tap wall with counter order menu	We are a self-pour establishment, where patrons can sample and pour their own beer and wine by the ounce. We also offer burgers, bites, and salads.	While self-serve taps have wide appeal, the aggregate data reveals that the typical patron is 32 years old, male, tech-savvy, and curious about new things including premium beers. On average, this demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is willing to invest in experiences. While, the female demographic customers typically enjoys the freedom to make their own choices and prefers red wine, white wine, and ciders.

The first store in West Austin is utilizing a fully integrated point of sale point-of-sale (POS) system, that offers smart tablets for food orders, beer tap wall pouring, and self-order kiosks through a mobile app provided by Tabology. However, we are looking for companies that have the support to scale, on an enterprise level. The Company's founders intend to use Pour-My-Beer technology integrated with the Toast POS systems for its second restaurant. Pour-My-Beer offers a number of additional solutions including more customized settings, easier back end reporting, and controls. Integrating the Toast POS system together with Pour-My-Beer will give the Company an online ordering portal for the website, and connect with online delivery services all while gathering patron data for marketing.

Oz. Tap House's revenue is mostly walk-in business, because we are a brick and mortar business. However, we launched online delivery through Uber Eats, GrubHub and DoorDash. We utilize Chowly to consolidate the delivery companies on one dashboard and to print out orders on a dedicated printer. Along with introducing the Toast POS system, we are also exploring an online branding store to add to our website as an additional revenue stream.

Competition
The primary competitors in the local geographic area include:

Glass Half Full Taproom: Glass Half Full Taproom is a neighborhood bar built by beer lovers for beer lovers. Its taproom seeks to highlight the diversity of craft beer with a focus on local breweries. The company hires and trains bartenders who are passionate and knowledgeable about beer and aim to make its guests feel at home. Its menu lists more than 40 beers available in draft, bottles, and cans along with craft cocktails, wine, and snacks.

Lazarus Brewing Company: Founded in 2010, the Austin, Texas-based Lazarus Brewing Company teamed up with Montana's largest brewery to brew its first beer, All Souls Ale. The company has since gone on to build its own brewery in the heart of Austin's Eastside neighborhood. The brewery has a 10-barrel system with a taproom attached. In addition to beer, it also serves wine and has an espresso bar and a kitchen with a focus on Tex-Mex fare. While it does not distribute beers, its location has more than 16 taps on site.

North by Northwest Restaurant and Brewery: North by Northwest is a restaurant and brewery with two locations in Austin, Texas. It offers a large menu of craft beer, cocktails, wine, food, and desserts. In addition to the alcohol and food served, North by Northwest also offers a beer school where customers can take classes on the brewing process.

Oskar Blues: Founded Austin Texas, Oskar Blues brewery began producing its first line of beer, Dale's Pale Ale in early 2016. The brewery features a 50,000 square foot facility with an onsite taproom. The company has locations in Brevard, North Carolina and Longmont and Boulder, Colorado. The Austin location hosts brewery tours twice a day or on special request for visitors to participate in. Live music is also provided on the weekends.

Red Horn Coffee House and Brewing Co.: Located in Cedar Park, Texas, the Red Horn Coffee House and Brewing Co. offers fresh house-roasted coffees and house-brewed beer. With a focus on supporting local artisans, Red Horn also offers locally sourced baked goods, charcuterie, cheeses, sodas, kombucha, wine, and a variety of sandwiches, salads and other artisan coffees and beer. This brewpub also provides a venue for local live music and up-close listening experiences.

Customer Base
Oz. Tap House customers are local residents who appreciate quality cuisine and dining experiences as well as destination diners who have heard about our restaurant via word of mouth or advertising channels. Catering to those with moderate disposable income, the current restaurant is in a major traffic area, and the population within a three-mile area is upwards of 70,000. The residential population in the immediate area is comprised of a mixture of single family and multi-family housing with a median household income of $120,000.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Grant Date
Restaurant	City of Austin	Permit to operate a food enterprise	January 30, 2019
Restaurant	City of Austin	Wine and Beer Retailers Permit	November 6, 2018
Restaurant	Austin Police Dept	Alarm Permit	February 8, 2019
Restaurant	City of Austin Development Services Dept	Occupant Load Card	February 19, 2019
Restaurant	Comptroller.Texas.Gov	Texas Sales and Use Tax Permit	November 18, 2018
Restaurant	Texas Alcoholic Beverage Commission	Wine and Beer Retailers on Premise Permit	October 4, 2018

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Additionally, the Texas Alcoholic Beverage Commission (TABC) regulates, inspects, and Taxes our sales of Alcoholic Beverages.. Additionally, our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entities:

Name	Description	Years in business	Management fee
Kanter Companies LLC	Kanter Companies LLC is a fully owned and operated by Sean Kanter. Kanter Companies LLC owns 51% of Oz. House LLC.	0	$0
Odette Enterprises LLC	Odette Enterprises LLC is a fully owned and operated by John Odette. Odette Enterprises LLC owns 49% of Oz. House LLC.	0	$0

Other

The Company's principal address is 10601 Ranch Road 2222, Suite H, Austin, Texas 78730.

The Company conducts business in Austin, Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	0.00%	$0	2.34%	$2,500
General Working Capital	0.00%	$0	16.82%	$18,000
Security Lease for 2nd location	100.00%	$25,000	28.04%	$30,000
Architectural Deposit	0.00%	$0	4.67%	$5,000
Construction Deposit	0.00%	$0	31.78%	$34,000
Insurance	0.00%	$0	4.67%	$5,000
Initial Permits	0.00%	$0	2.34%	$2,500
Legal	0.00%	$0	4.67%	$5,000
Utilities	0.00%	$0	4.67%	$5,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commission or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds as business conditions change and as the business evolves.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors, Officers, Managers
The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
Sean Kanter

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Owner-Operator, July 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sean Kanter is a co-founder of the Company and the Company's most senior executive officer. He is responsible for the Company's administrative affairs, which include the duties normally reserved for a financial officer and for the daily operation of the Company. Mr. Kanter opened his first restaurant, Joe Mama's Grill, in Tucson, Arizona and went on to open multiple Jersey Mike's Subs franchises across California, and in the Seattle, Washington area. He has also helped mentor other franchisees to open their own restaurants in over 30 other locations.

Oz. House LLC / Oz. Tap House (July 2018 - Present)

A Restaurant/Beer Garden Subsidiary of Kanter Companies LLC
Founder / Chief Executive Member
- First self-serve tap wall in Texas
- Created from the ground up with life partner Krista Kanter

Ibhasis Inc. / SMHF Home Buyers Inc. (September 2017 – May 2018)

Real Estate Investing - Greater Austin Area
Co-Founder
- Created marketing and creative financing strategies to acquire properties.
- Built a network of professionals to bring deals to the closing table.

Jersey Mike's Subs (September 2013 - July 2017)

Sandwich Franchise - Greater Seattle Area
Director of Operations
- Assisted in the growth of the area from 12 to over 30 stores
- Coaching P&L, margin and trend analysis in accordance with food, menu and labor costs
- Coordinated scheduling with contractors on timing and store readiness

Education
General Studies at Ventura College
General Studies at University of Maryland

Name
Krista Kanter

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Owner-Operator, July 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Krista Kanter is a co-founder of the Company and a senior executive officer. She is responsible for the Company's administrative affairs, which include the duties normally reserved for an operations manager and for daily operation of the Company. Mrs. Kanter has worked side-by-side with Sean to open Joe Mama's Grill in Arizona, and multiple Jersey Mike's Subs franchises across California and the Seattle Washington areas.

Oz. House LLC / Oz. Tap House (July 2018 - Present)

A Restaurant/Beer Garden Subsidiary of Kanter Companies LLC
Founder
- First self-serve Tap wall in Texas
- Created from the ground up with life partner Sean Kanter

Ibhasis Inc. / SMHF Home Buyers (September 2017 – May 2018)

Real Estate Investing - Greater Austin Area
Co-Founder
- Created marketing strategies to acquire properties
- Built a network of professionals to help bring deals to the closing table

Jersey Mike's Subs (September 2013 – July 2017)

Sandwich Franchise - Greater Seattle Area
Area Marketing/Catering Director
- Assisted in the growth of the area from 12 to over 30 stores
- New store staffing and training of crew, management and franchisees on marketing and systems

Education
General Studies at Ventura College

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 27 employees in Austin, Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interests
Authorized Party	Kanter Companies LLC
Voting Rights	51%
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes issued pursuant to Regulation CF	These Units are subject to the provisions of a Membership Interest Disposition Agreement that may provide for management of the Company in a manner different than in other companies and may subject a member to certain obligations or liabilities not otherwise imposed on members in other companies
Percentage ownership of the Company by the holders of such Securities.	51%

Type of security	Membership Interests
Authorized Party	Odette Enterprises LLC
Voting Rights	49%
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes issued pursuant to Regulation CF	These Units are subject to the provisions of a Membership Interest Disposition Agreement that may provide for management of the Company in a manner different than in other companies and may subject a member to certain obligations or liabilities not otherwise imposed on members in other companies
Percentage ownership of the Company by the holders of such Securities.	49%

The Company has the following debt outstanding:

Construction Loan

Type of debt	Construction Loan
Name of creditor	Blue and Associates
Amount outstanding	$27,717.00
Interest rate and payment schedule	18%
Amortization schedule	$1995.11
Describe any collateral or security	None
Maturity date	December 1, 2020

Equipment Leases

Type of debt	Equipment Lease
Name of creditor	Amur
Amount outstanding	$70,104.55
Interest rate and payment schedule	0%
Amortization schedule	$2,412.89
Describe any collateral or security	None
Maturity date	October 3, 2022

Type of debt	Equipment Lease
Name of creditor	Pawnee Equipment Lease
Amount outstanding	$4,561.12
Interest rate and payment schedule	0%
Amortization schedule	$765.75
Describe any collateral or security	None
Maturity date	September 3, 2020

Type of debt	Equipment Lease
Name of creditor	Timepayment
Amount outstanding	$18,300.17
Interest rate and payment schedule	0%
Amortization schedule	$647.15
Describe any collateral or security	None
Maturity date	January 25, 2023

Type of debt	Equipment Lease
Name of creditor	Vend
Amount outstanding	$6,534.19
Interest rate and payment schedule	0%
Amortization schedule	$1,760.26
Describe any collateral or security	None
Maturity date	November 21, 2020

Bank Loans

Type of debt	Bank loan
Name of creditor	BBVA 5311
Amount outstanding	$10,346.12
Interest rate and payment schedule	16.99%
Amortization schedule	$261.22
Describe any collateral or security	None
Maturity date	November 17, 2024

Type of debt	Bank loan
Name of creditor	BBVA 8741
Amount outstanding	$145,716.86
Interest rate and payment schedule	9.75%
Amortization schedule	$1,200
Describe any collateral or security	None
Maturity date	February 1, 2023

Lines of Credit

Type of debt	Line of credit
Name of creditor	RBFCU Credit Card
Amount outstanding	$1,831.00
Interest rate and payment schedule	16%
Amortization schedule	$40
Describe any collateral or security	None

Type of debt	Line of credit
Name of creditor	AAA Credit Card
Amount outstanding	$24,346.55
Interest rate and payment schedule	11.75%
Amortization schedule	$275
Describe any collateral or security	None

Type of debt	Line of credit
Name of creditor	American Express Business Credit Card
Amount outstanding	$27,427.00
Interest rate and payment schedule	Purchases – 21.99% APR; Cash Advances – 27.49% APR; Monthly Minimum Payments
Amortization schedule	Statement balance is paid in full monthly
Describe any collateral or security	None

Type of debt	Line of credit
Name of creditor	Capital One Business Credit Card
Amount outstanding	$14,759.73
Interest rate and payment schedule	Purchases - 19.24% APR; Cash Advances – 25.24% APR; Minimum Monthly Payments
Amortization schedule	Statement balance is paid in full monthly
Describe any collateral or security	None

Ownership

The Company is owned in its entirety by majority owner Kanter Companies LLC, (51%) a Texas limited liability corporation and Odette Enterprises LLC, (49%) a Texas limited liability corporation.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Kanter Companies LLC	51.0%
Odette Enterprises	49.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our first restaurant location is operational with the help of a private investment, loans, and leases. We are currently operating at a loss until we pay off our liabilities and continue to gather more investments for subsequent locations and as sales increase organically. It is anticipated that more locations will yield better profit margins as executive salaries and other general operating expenses spread across profit and loss sheets from multiple locations.

We plan to utilize this Offering for an initial lease and operating expenses to begin the build out of a second Texas location.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity.

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically our expansion into new markets by opening a new second location.

The Offering proceeds will have a beneficial effect on our liquidity. As of July 31, 2019, we have $30,824 in cash on hand which will be augmented by continued operations and the Offering proceeds and will be used to execute our business strategy.

The Company does not have any additional sources of investment capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

As the Company expands to new regions, the Company intends to purchase additional and certain specialty equipment necessary to deploy a self-serve tap wall and functional short order kitchen. Beyond these purchases the Company does not presently anticipate making material capital expenditures in the future.

Material Changes and Other Information

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings. In 2012, Sean and Krista Kanter filed for bankruptcy in Tucson, Arizona. The bankruptcy was discharged in 2012, and the Kanters were found not at fault in a related lawsuit brought by one creditor. All additional appeals were dismissed in 2017.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000.00 in principal amount of Promissory Notes (Revenue Sharing Interests). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 4, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), we will have 100% of our membership interests outstanding.

The material terms of the Securities are as follows:

Payments under the Promissory Notes

The Revenue Loan Agreement establishes the terms and conditions of the Notes. Pursuant to the Revenue Loan Agreement, the Company is offering a revenue participation interest of 2.5% to investors in the offering. The minimum investment is $100.00. The Notes require quarterly repayment by the Company out of gross revenues of the Company. There is no set maturity date. The amount of each quarterly repayment will depend on the revenues of the Company in the applicable quarter. The Company is required to repay the note at a rate of 2.5% of the total revenue per quarter, payments of which are made quarterly. The Company's obligations with respect to the repayment of the Notes will expire upon the Company's repayment of 1.75x of the amount of the Notes ("Repayment Amount"). The Notes will not accrue interest per se, but rather will require the repayment of the full Repayment Amount. The Notes are pre-payable by the Company at its option, so long as the full Repayment Amount is repaid. The Company may pay off all of the Notes in their entirety at any time by paying the holders any unpaid part of the Repayment Amount of the Note. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the note holders based on the amount of their Notes to the Company. The Notes will not require a prepayment penalty.

Beginning on the Payment Start Date, Company shall make quarterly payments to note holders until the Repayment Amount is paid in full. Quarterly payments are due within thirty (30) days after the end of each quarter.

The Notes will be considered paid in full and this agreement will terminate when the Company has paid the holders the Repayment Amount (1.75x the amount of the loan).

All payments under this Agreement shall be applied first to interest and then to principal.

All amounts payable thereunder will be payable at the office of MicroVenture Marketplace, Inc. unless another place of payment is specified in writing by the Lender.

All payments will be made pro rata among all of the Lenders.

The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

No Security
The Promissory Notes are not secured.

Subordination
The Notes are not subordinate to other indebtedness of the Company but would be subordinate to any senior secured debt that the Company incurs in the future.

Events of Default
The Notes contain standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company

Voting and Control
The Securities have no voting rights at present and may not have voting rights in the future.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Promissory Notes (Revenue Sharing Interests). The Investor agrees to take any and all actions determined in good faith by the

Company's Managing Members to be advisable to reorganize the instrument and any Revenue Sharing Interest issued pursuant to the terms of the Promissory Note into a special purpose vehicle or other entity designed to aggregate the interests of holders of the Promissory Notes (Revenue Sharing Interests).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons:

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sean Kanter
(Signature)

Sean Kanter
(Name)

Owner-Operator
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sean Kanter
(Signature)

Sean Kanter
(Name)

Owner-Operator
(Title)

September 6, 2019
(Date)

I, Sean Kanter, being the founder of Oz. House LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) The tax return information of the Company included in this Form C reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018.

/s/Sean Kanter
(Signature)

Sean Kanter
(Name)

Owner-Operator
(Title)

September 6, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Revenue Loan Agreement (Promissory Note)
Exhibit E   Video Transcript

EXHIBIT A
Financial Statements



Income Statement

Oz. House LLC
For the 5 months ended May 31, 2019

	JAN-MAY 2019
Income	
Sales	
Alcohol Sales	214,078
Non-Alcohol Sales	16,021
Food Sales	233,745
Food Delivery Sales	944
Merchandise Sales	1,530
Refunds	(198)
Total Sales	**466,120**
Discounts	
Discounts	(33,276)
Promotions	(26,131)
Total Discounts	**(59,407)**
Total Income	**406,713**
Cost of Goods Sold	
Non-Labor	
COGS - Beer	53,613
COGS - Food	100,659
COGS - Freight	240
COGS - Merchandise	2,111
COGS - Supplies	12,355
Total Non-Labor	**168,978**
Labor	
PR- BOH Wages	73,880
PR- BOH Payroll Tax	7,978
PR- FOH Wages	22,771
PR- FOH Payroll Tax	8,866
Total Labor	**113,496**
Total Cost of Goods Sold	**282,474**
Gross Profit	**124,240**
Operating Expenses	
Advertising and Promotion	4,059
Bank Service Charges	17
Business and Employee Meals	90
Business Licenses and Permits	1,817



Statement of Cash Flows

Oz. House LLC
For the 5 months ended May 31, 2019

	JAN-MAY 2019
Operating Activities	
Receipts from customers	406,713
Payments to suppliers and employees	(444,133)
Cash receipts from other operating activities	3,309
Net Cash Flows from Operating Activities	**(34,111)**
Investing Activities	
Proceeds from sale of property, plant and equipment	192
Payment for property, plant and equipment	(159,672)
Other cash items from investing activities	(9,221)
Net Cash Flows from Investing Activities	**(168,701)**
Financing Activities	
Other cash items from financing activities	195,244
Net Cash Flows from Financing Activities	**195,244**
Net Cash Flows	**(7,567)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	64,156
Cash and cash equivalents at end of period	56,589
Net change in cash for period	**(7,567)**



Cash- Over/Short	43
Charitable Contributions	360
Computer Software/SAAS	6,681
Computer Supplies/Equipment	1,097
Dues and Subscriptions	528
Education and Seminars	95
Equipment Lease/Rental	48
Facility- Rent	35,308
Facility- Repairs/Maintenance	4,168
Food Supplies	38
Furniture and Equipment Expense <$2500	9,676
Grounds Maintenance	579
Insurance- Equipment Liability	404
Insurance- General Liability	3,006
Insurance- Workman's Comp	75
Kitchen Cleaning	1,168
Legal Fees	6,183
Penalties and Fines	452
Music and Entertainment	300
Postage and Delivery	832
PR- Payroll Service	1,338
Printing and Reproduction	1,311
Professional Fees	6,171
Security	1,081
Subcontractors	2,349
Supplies- Cleaning/Janitorial	49
Supplies- Kitchen	2,713
Supplies- Office	3,044
Tools and Equip- <$2500	1,466
Uniforms and Linens	5,004
Utilities- Cable/Internet	1,370
Utilities- Electricity	3,080
Utilities- Gas	2,123
Merchant Service Fees	14,007
Food Delivery Commissions	282
Total Operating Expenses	**122,413**

EBITDA   **1,827**

Other Operating Expenses

Depreciation Expense	24,894
Interest Expense	6,011



	JAN-MAY 2019
Taxes- Usage	159
Total Other Operating Expenses	**31,064**
Operating Income	**(29,237)**

Other Income / (Expense)

PR- Officer Salaries	(42,309)
PR- Officer Payroll Tax	(3,807)
Other Income	3,360
Total Other Income / (Expense)	**(42,756)**
Net Income	**(71,993)**



Balance Sheet

Oz. House LLC
As of May 31, 2019

	MAY 31, 2019
Assets	
Current Assets	
Cash and Cash Equivalents	
Clearchoice Checking *031	3
United Heritage Checking 81	56,585
United Heritage Savings 00	1
Total Cash and Cash Equivalents	**56,589**
Merchant Clearing	
CardConnect Clearing	7,468
Cash Clearing	1,138
DoorDash Clearing	257
GrubHub Clearing	186
Voucher Clearing	127
Total Merchant Clearing	**9,177**
Other Current Assets	
Rent Deposit	11,699
Security Deposit	2,762
Payroll Tax (To Be Refunded)	44
Total Other Current Assets	**14,504**
Total Current Assets	**80,271**
Fixed Assets	
Furniture & Fixtures	28,359
Accum Depreciation Furniture	(2,119)
Leasehold Improvements	218,525
Accum Dep Leasehold Improvements	(10,250)
Machinery and Equipment	215,312
Accum Dep Machinery and Equipment	(32,003)
Total Fixed Assets	**417,824**
Total Assets	**498,095**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Payables	
Accounts Payable	45,865
Gift Card Liability	1,850



	MAY 31, 2019
Payroll - Tips Liability	14,532
Total Payables	**62,247**
Credit Cards	
American Express CC	(28,641)
Capital One CC 9329	(28,289)
Randolph Brooks CU CC	(1,843)
Total Credit Cards	**(58,773)**
Other	
Rounding	(4)
Total Other	**(4)**
Total Current Liabilities	**121,016**
Long Term Liabilities	
Other LT Liabilities	
AAA CC LOC (BOA 8160)	25,095
BBVA Loan 5311	10,789
John Odette Loan	200,737
John Odette LOC (BBVA 8741)	146,968
Total Other LT Liabilities	**383,590**
Equipment Leases	
Amur Equipment Lease 2738	77,343
Centra Equipment Lease 9909	11,981
Pawnee Equipment Lease 4524	7,624
TimePayment Equipment Lease 8059	20,889
Vend Equipment Lease 1073	13,528
Total Equipment Leases	**131,365**
Total Long Term Liabilities	**514,955**
Total Liabilities	**635,971**
Equity	
Current Year Earnings	(71,993)
Owner Contribution	100,443
Owner Draw	(90,680)
Retained Earnings	(75,646)
Total Equity	**(137,876)**
Total Liabilities and Equity	**498,095**

Income Statement

Oz. House LLC

June 2018 - July 2019

Account	Jun 2018	Jul 2018	Aug 2018	Sep 2018	Oct 2018	Nov 2018	Dec 2018	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	June 2019	July 2019
Income														
Sales														
Alcohol Sales 48,013									55,455	56,762	47,672	54,189	48,013	43,092
Non-Alcohol Sales									3,386	4,366	4,170	4,099	3,722	2,932
Food Sales									50,359	62,284	57,092	64,011	56,207	49,898
Food Delivery Sales												944	5,545	4,084
Merchandise Sales									518	364	346	302	226	79
Refunds									(94)	(20)	(56)	(28)	-47	-20
Total Sales									109,624	123,755	109,224	123,518	113,667	100,066
Discounts														
Discounts									(1,116)	(4,508)	(12,535)	(15,117)	-14,079	-10,764
Promotions									(17,927)	(8,204)			-233	-282
Total Discounts									(19,043)	(12,712)	(12,535)	(15,117)	-14312	-11,046
Total Income									90,581	111,043	96,688	108,401	99355	89,020
Cost of Goods Sold														
Non-Labor														
COGS - Beer								730	18,107	15,004	11,421	8,351	12,980	7,890
COGS - Food								67	26,297	28,375	25,038	20,881	25,679	18,367
COGS - Freight									75	61	66	38	52	66
COGS - Merchandise						578	799	93	1,119		456	443	484	
COGS - Supplies								724	4,731	2,039	1,807	3,054	1,803	1,405
Total Non-Labor						578	799	1,614	50,330	45,480	38,788	32,767	40,998	27,727
Labor														
PR- BOH Wages								2,342	18,079	16,745	17,653	19,060	16,989	14,284
PR- BOH Payroll Tax								256	1,980	1,827	1,898	2,016	1,695	1,314
PR- FOH Wages								441	5,753	3,636	4,985	7,957	7,934	7,390
PR- FOH Payroll Tax					842	834	659	48	2,144	2,253	2,290	2,132	1,987	1,484
Total Labor					842	834	659	3,088	27,955	24,462	26,826	31,165	28,606	24,472
Total Cost of Goods Sold					842	1,412	1,458	4,702	78,285	69,941	65,614	63,931	69604	52,199
Gross Profit	0	0	0	0	(842)	(1,412)	(1,458)	(4,702)	12,296	41,102	31,075	44,470	29751	36,821
Operating Expenses														
Advertising and Promotion					35			728	1,686	300	1,029	315	265	290
Bank Service Charges			34	34			(1)		9	7	2			2
Business and Employee Meals								90					21	
Business Licenses and Permits			1,465		1,534	928	712	1,448	180		59	130		
Cash- Over/Short									2	35	6	(0)		
Charitable Contributions										210	75	75		
Computer Software/SAAS			30	37	95	87	318	1,065	1,231	1,605	1,207	1,572	1,449	1,211
Computer Supplies/Equipment							736	824	131		97	45		127
Dues and Subscriptions									105	268	18	137	18	18
Education and Seminars												95		
Equipment Lease/Rental					56	76				48				
Facility- Rent										11,699	11,700	11,910	11,910	11,910
Facility- Repairs/Maintenance									1,073	2,127	430	537	607	451
Finance Charge		1,060	770	340	275	27	1,706							
Food Delivery Commissions												282	861	521
Food Delivery Fees													776	730
Food Supplies						308	103		38					
Furniture and Equipment Expense <$2500								858	1,584	1,956	5,026	252	107	88
Grounds Maintenance									135	199	158	87	66	66
Insurance- Equipment Liability						65	65		88	127	118	71	145	191
Insurance- General Liability				1,054	1,054	752	752	752	752		752	752	752	
Insurance- Workman's Comp												75		
Kitchen Cleaning						1,000		697			471		298	184
Legal Fees					98	450	4,602	1,382	493		4,308		1,500	
Marketing					300	300	1,046							15
Merchant Service Fees								90	3,235	3,764	3,370	3,548	3,346	3,063
Music and Entertainment												300	300	350
Office Expenses						200								
Penalties and Fines										452				
Postage and Delivery						37	763		33	12	24			8
PR- Payroll Service							173	185	183	291	349	329	361	285
Printing and Reproduction							515	1,025		262	23			
Professional Fees							741	2,286	518	1,036	1,036	1,295	1,036	1,036
Security								40	515	429	49	49	49	49
Subcontractors			300			270	450	1,949				400		300
Supplies- Cleaning/Janitorial									49					
Supplies- Kitchen								514	850	963	305	82	160	414
Supplies- Office			2	47	2	88	23	894	1,487	128	286	249	4	326
Tools and Equip- <$2500									1,123	288	55			
Uniforms and Linens						189	52	353	653	989	1,287	1,722	1,363	1,119
Utilities- Cable/Internet									431		611	329	329	329
Utilities- Electricity					3,047	114	136			1,121	992	968	1,376	1,392
Utilities- Gas											597	1,526		870
Total Operating Expenses		1,060	2,567	1,513	6,475	4,834	12,240	15,943	16,584	28,914	35,367	25,604	27,099	25,345
EBITDA	0	(1,060)	(2,567)	(1,513)	(7,317)	(6,245)	(13,698)	(20,645)	(4,288)	12,188	(4,292)	18,865	2,652	11,476
Other Operating Expenses														
Depreciation Expense			3,151	3,572	3,983	4,085	4,687	4,886	4,946	4,946	4,958	5,158	5,158	5,158
Interest Expense			166	164	163	18	180	178	19	1,363	1,255	3,196	2,561	1,378
Taxes- Usage										159				

Total Other Operating Expenses			**3,317**	**3,736**	**4,146**	**4,103**	**4,866**	**5,064**	**4,965**	**6,468**	**6,213**	**8,354**	**7,719**	**6,536**
Operating Income	**0**	**(1,060)**	**(5,884)**	**(5,249)**	**(11,464)**	**(10,348)**	**(18,564)**	**(25,710)**	**(9,253)**	**5,719**	**(10,505)**	**10,511**	**-5,067**	**4,940**
Other Income / (Expense)														
PR- Officer Salaries					(7,692)	(7,692)	(7,692)	(11,538)	(7,692)	(7,694)	(7,692)	(7,692)	-7,692	-7,692
PR- Officer Payroll Tax								(1,263)	(778)	(589)	(588)	(588)	-588	-588
Other Income										51	3,258	51	47	1,268
Total Other Income / (Expense)					**(7,692)**	**(7,692)**	**(7,692)**	**(12,802)**	**(8,470)**	**(8,231)**	**(5,023)**	**(8,230)**	**-8,234**	**-7,013**
Net Income	**0**	**(1,060)**	**(5,884)**	**(5,249)**	**(19,156)**	**(18,041)**	**(26,256)**	**(38,512)**	**(17,723)**	**(2,512)**	**(15,528)**	**2,282**	**-13,301**	**-2,073**

EXHIBIT B
Company Summary





Company: Oz. Tap House

Market: Restaurant and Beverage

Product: Austin "taproom" with state-of-the-art smart tap technology and local farm to market fare

Company Highlights

- The first taproom to host a self-serve tap wall in Texas[i]
- As of July 2019, the company has generated approximately $595,086 in revenue since its opening in June 2018
- Owner-operators Sean and Krista Kanter have 35+ years of experience in the restaurant industry
- Due to its self-serve technology, the company boasts keg yields up to 99%

EXECUTIVE SNAPSHOT

Oz. Tap House is an Austin, Texas family friendly, casual dining establishment where customers can socialize while enjoying self-serve tap craft beer, wine, and cider by the ounce. Visitors to the taproom are provided with an RFID card to track purchases; payment is made at the end of the night upon exit. This technology offers businesses the ability to create customized self-service beer taps and food ordering stations—giving visitors an innovative self-serve experience. Plus, according to iPourIt, operators who deploy self-serve tap technology see an average increase of 39% in alcohol sales.[ii] The founders of Oz Tap House have already opened their first location in West Austin and deployed their self-serve technology, generating $595,086 in revenue since inception. Now the couple aims to open a second location in nearby Cedar Park, Texas.

PERKS

You are investing in a promissory note in this offering. Perks are meant to be a thank you from the company for investing. Alcohol perks are redeemable on site at Oz. Tap House in Austin, Texas, or investors can request delivery, in which case they must pay the appropriate domestic or international shipping fees, assuming that it is legal to ship to that destination.

$250: Free pint of beer (all investors that contribute $250 or more) will receive one free pint of beer of choice and a free hat or shirt.

$500: Gift card and a crowler* (all investors that contribute $500 or more) will receive a $50 gift card, one crowler with their beer of choice, and a free hat or shirt

$1,000: Meet the founders (Investors that contribute $1,000 or more) will get the opportunity to hang out with the founders in your favorite tap house, enjoy a free pint with the founders, receive a $100 gift card, three crowler fills of your choice, and a free hat or shirt



$10,000: Investor party (investors that contribute $10,000 or more) can have a private party for you and up to four friends at Oz. Tap House as a thank you for your contribution to the campaign! The party includes (per person): a choice of one appetizer, one entrée, and one dessert from a select menu, and a free pint of beer of choice for each meal course (total of three), one crowler fill, and a complimentary shirt or hat

* A "crowler" is a 32 ounce aluminum can used to package craft beers and allow people to transport them home.

COMPANY SUMMARY

Opportunity

In the restaurant and bar industry, overpouring and shrinkage can drain profits and gouge margins. On average, bars lose around 20% of their alcohol inventory to the problem,[iii] and in the U.S. alone, bars lose nearly $10 million a year to overpouring and shrinkage.[iv] Overpouring, unintentional or not, is an important metric for owners to monitor, with some bar industry professionals claiming that overpour costs should range between 18% to 24% to consider operations efficient.[v] However, what if overpouring and pour costs could be eliminated altogether? Oz. Tap House is a family friendly, casual dining establishment looking to solve the overpouring problem while creating a memorable experience with a self-serve craft beer, wine, and cider tap wall. By allowing customers to pour their own beverage, charging by the ounce, the cost of overpouring is eliminated. Self-serve technology also removes the issue of bartenders or restaurant staff overpouring drinks and hurting the bottom line.

Oz. Tap House was founded in Austin, Texas by Sean and Krista Kanter and John Odette. The company uses smart tab technology to offer 40 self-serve draft taps of local beer, wine, and cider to its patrons.[vi] The restaurant's food menu consists of gourmet craft burgers, chopped salads, and ice cream that are all mostly local, organic, and sustainable. Sean and Krista have over 35 collective years of experience in the restaurant and catering industry and are now focused on opening a second location in the nearby Austin suburb of Cedar Park, Texas.

Product

The Oz. Tap House founders intend to lease a 4,500 square foot space in a shopping center in Cedar Park for its second location. The space is located directly across from an Italian grill and shares the same outdoor common area. The outdoor space features a large, beautiful oak tree that is surrounded by a 1,000 square foot two-level patio. Plans for the common area include fencing off the space to surround a shared astro-turf playscape for kids, a covered space next to the patio for extra seating, and an area for live music.





Self-Serve Taps



EASTCIDERS
RUBY RED GRAPEFRUIT
EASTCIDERS
ORIGINAL
DRY CIDER

Oz. Tap House uses smart tab technology. Once the restaurant verifies a patron is of legal drinking age and has gathered their payment info, an RFID card is issued and linked to the customer's tab or credit card. At the end of the night, the customer's card is charged for the food, beverages, beer, cider, and wine ordered with the card. Any person that leaves with an RFID card will automatically be charged a $5 fee and a 15% gratuity will be added to their tab.

This self-serve technology is provided by Table Tap Technologies and can be incorporated into multiple settings and environments. Also, thanks to 73.7 million ounces worth of anonymous demographic data, Table Tap has identified clear patron personas which can be invaluable for bar and restaurant operators to target the self-serve needs of their patrons and provide better service.





FAMILY BUSINESS
COSMIC COWBOY
IPA
FAMILY BUSINESS
GOLDEN AGE
PILSNER
FAMILY BUSINESS
WHITETAIL
WITBIER
Oz.

Although self-serve taps can appeal to men and women, young and old, the aggregate data reveals that the typical patron is 32 years old, male, tech-savvy, and curious about new things, including premium beers. [vii] On average, this demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is willing to invest in experiences.[viii] Female customers typically enjoy the freedom to make their own choices and prefer red wine, white wine, and ciders. [ix]



For the restaurant's self-pour wall, labeled taps consisting of self-pour craft beer and wine each have a designated touch screen tablet placed above it. These tablets allow pre-programmed, metered, self-pouring that's tracked through the RFID card. There is always a beer ambassador, known as a "cicerone," present to guide guests through the experience and help make selections tailored to each patron's taste profile.





To-Go Orders

Customers can order crowlers (i.e large aluminum cans), which typically hold around two U.S. pints, to take their favorite craft beer home with them or for delivery. They can also order food to-go in-house and by phone. For deliveries, Oz. Tap House utilizes third party services such as Door Dash, Uber Eats, and Grub Hub to deliver food and crowlers. Patrons can also order branded crowlers and apparel in-store and online.

App to Table Food Service

For ordering convenience, customers can order food from self-serve kiosks and have their order delivered right to their table. The self-serve kiosks are located around the restaurant, and prices for food, beverages, and apparel are pre-programmed on each kiosk tablet. Guests can order food at any tablet station, and food is delivered to the guest from the kitchen once it's ready. Desserts can also be ordered at any tablet station, and individual ice cream pints and ice cream sandwiches are available in a help-yourself freezer.



Lunch & Dinner
Burgers
Vegetarian Patty and Gluten Free Bun available upon request.
Includes Hand-Cut Fries, Sweet Potato Fries, Onion Rings, or Side Salad
* OZ. HOUSE - 11.5
Angus Beef, White Cheddar, Onions, Romaine, Tomato, Kosher Dill Pickles, House Sauce
* BLUE - 13
Angus Beef, Apple Wood Smoked Bacon, Blue Cheese, Caramelized Onions, Butter Lettuce, Tomato
* UBëR - 12.5
Angus Beef, White Cheddar, Ale Soaked Sauerkraut, Grilled Onions, Roasted Apples, Caraway & Fennel Aioli
* BRIE & BERRY - 12.5
Angus Beef, Brie, Berry Compote, Butter Lettuce, Balsamic Dijon Aioli
* CHICKEN ROMESCO - 13
Grilled Chicken Breast, Apple Wood Smoked Bacon, Smoked Gouda, Caramelized Onions, Romaine, Romesco Pesto
* GULF SHRIMP - 13
Hand Pressed Shrimp Patty, Avocado Jalapeño Aioli, Cabbage and Celery Slaw, Tomato
Add On's $1.50
* Bacon, * Fried Egg, Avocado, Grilled Jalapeno
Sides
Fries - 3.5
Sweet Potato Fries - 4
House Beer Battered Onion Rings - 4
Pretzel - 4.5
Cheese Sauce
Side Salad - 4
Romaine, Tomato, Cucumber, Carrot, Monterey Jack
Kids of all Ages
KIERAN'S BURGER - 6.5
Beef or Chicken and White Cheddar Cheese
EVERYONE'S GRILLED CHEESE - 5
White Cheddar & Buttered French Bread
COLE'S CHICKEN STRIPS - 6
House Breaded or Grilled
The above are served with Fries, Grapes or Carrots.
BELLA'S CHARCUTERIE JR. - 7
Pretzel, Ham, White Cheddar, Pickles, Carrots, Apples, Grapes, Cheese Sauce
DYLAN'S TACOS - 5
Ground Beef, Monterey Jack, Lettuce, Tomato, Corn or Flour Tortilla
Chopped Salads
Choice of Half or Full
Chopped Vegetarian Patty Available Upon Request
BBQ CHICKEN - 8.5 / 13.5
Mixed Greens, Romaine, Black Beans, Roasted Corn, Monterey Jack, Tomato, Tortilla Strips, Carrots, Scallions, Cilantro, Ranch
* STEAK - 8.5 / 13.5
Romaine, Arugula, Red and Green Cabbage, Blue Cheese, Red Onion, Peppadew Peppers, Cilantro, Avocado Jalapeño Dressing
* SHRIMP - 8.5 / 13.5
Mixed Greens, Romaine, Red and Green Cabbage, Carrots, Cucumber, Pickled Red Onion, Avocado Jalapeño Dressing
FRIED AVOCADO - 7.5 / 12.5
Mixed Greens, Romaine, Applewood Bacon, Red Onion, Tomato, Berry Compote, White Cheddar, Dijon Balsamic Dressing
CHICKEN CAESAR - 8 / 13
Romaine, Shredded Parmesan, Jalapeño Cornbread Croutons, Caesar Dressing
Ranch, Blue Cheese, Avocado Jalapeño Dressing, Dijon Balsamic, Creamy House Vinegrette, Italian, Caesar
Bites
BRAT - 12.5
Bratwurst, Ale Soaked Sauerkraut, Whole Grain Mustard, Beer Cheese Sauce, Pretzel Bun
* STREET TACOS - 8.5 / 11.5
Any Combination of 2 or 3 Tacos: Grilled Steak, Chicken, Shrimp, Fried Avocado. Topped with Monterey Jack Cheese, Pickled Red Onion, Cabbage, Cilantro, Avocado Jalapeño Aioli, Corn or Flour Tortilla
WINGS - 12
Eight BBQ or Buffalo. Served with Carrots and Celery
CHARCUTERIE PRETZEL - 18.5
Fun for Two!
Prosciutto, Genoa Salami, Cherry Smoked Ham, White Cheddar Cheese, Crumbled Blue Cheese, Smoked Gouda, Peppadew Peppers, Grapes, Dried Blac Mission Figs, Apple Slices, Whole Grain Mustard, Beer Cheese Sauce
DIP - 11.5
Beer Cheese Sauce, Raw Salsa, House Made Hummus, Avocado Jalapeño Dip, White Corn and Flour Tortilla Chips
FRIED PICKLES - 6.5
Beer Battered Pickle Chips served with Ranch
Ice Cream
Half Pint - 6
Sandwich - 7
From our friends at Lick Honest



Brunch Menu
Sat & Sun 10 - 3
FRENCHETZEL 10
Skewered Pretzel French Toast topped with Candied Walnuts and Powdered Sugar, served with a side of Pure Maple Syrup, Honey Butter, and Fresh Seasonal Fruit
SOUTHWEST EGGS BENEDICT 11.5
*Two Jalapeno Cornbread Squares, topped with Chorizo, two Organic Poached Eggs, Pesto Hollandaise, and Arugula, served with Grilled Red Pepper and Onion House Potatoes or Fresh Seasonal Fruit
SCRAMBLE 11
*Bacon, Brat, Steak, or Chorizo, Scrambled with three Organic Eggs, over Grilled Red Pepper and Onion House Potatoes,topped with shredded White Cheddar and Avocado, served with a side of Raw Salsa
CHICKEN AND WAFFLE SLIDERS 10.5
Breaded Chicken Strips stacked between Mini Waffles with Honey Butter, Powdered Sugar and Pure Maple Syrup
BLUEBERRY PANCAKES 8.5
Three Blueberry Pancakes topped with Fresh Strawberries and Powdered Sugar, served with a side of Pure Maple Syrup and Honey Butter
AVOCADO TOAST 9.5
*Toasted French Bread, topped with Avocado, Tomatoes, two Organic Fried Eggs, Arugula, drizzled with Pesto Romesco Sauce, served with a side of House Potatoes or Fresh Seasonal Fruit
BRUNCH TACOS 8
*Any Combination of 2 Tacos: Bacon, Brat, Steak, Chorizo, or Black Beans with Eggs, Potatoes and Shredded White Cheddar, topped with Fresh Avocado Jalapeno Aioli, served with a side of Raw Salsa
SIMPLE 9
*Two Organic Eggs any style, two slices of Bacon, Grilled Red Pepper and Onion House Potatoes, served with a side of Fresh Seasonal Fruit
Brunch ala Carte
TWO APPLE SMOKED BACON STRIPS - 2
* TWO ORGANIC EGGS ANY STYLE - 2.75
TWO SLICES WHITE TOAST - 2
HOUSE POTATOES (Red Peppers and Onions) - 3
TWO MINI PANCAKES - 3
TWO MINI WAFFLES - 3.5
FRESH SEASONAL FRUIT - 2.75
Brunch Beverages
Make your own Mimosas!
PEACH BELLINI BOTTLE - 25
ORANGE JUICE - 2.75
LOCAL COFFEE - 2.5
ORGANIC WHITE & CHOCOLATE MILK - 2.75
~ All our Beef comes from local 44 Farms.
100% USDA Certified All-Natural Black Angus Beef with no Hormones, no Antibiotics, Sustainably and Humanely Raised.
~ Our Challah Buns are All-Natural, USDA Organic, non-GMO.
~ We use Local Distributors who Source from Local Farmers Utilizing Sustainable Agriculture and Ranching Methods.
~ Our Chickens are Happy, Cage-Free, Raised without Antibiotics, Gluten, or Hormones
44Farms.com ~ TribecaOven.com ~ iLikeLick.com
oztaphouse.com
Oz. Tap House
The Ultimate By the Oz.
Beer Tasting Experience

Regulatory

The Texas Alcoholic Beverage Commission (TABC) formally approved self-serve alcohol on February 1, 2019, coincidentally on the first day of operation for Oz. Tap House. The new regulations now allow operators to offer up to 32 ounces of self-serve beer and 10 ounces of wine. Oz. Tap House was the first legal taproom to host a self-serve tap wall in Texas.[x]



Use of Proceeds





Use of Proceeds Amount if Minimum ($25,000) Raised
Security Lease for Second Location 100%

Use of Proceeds Amount if Maximum ($107,000) Raised
Initial Permits 2%
Legal 5%
Utilities 5%
General Marketing 2%
General Working Capital 17%
Insurance 5%
Construction Deposit 32%
Security Lease for Second Location 28%
Architectural Deposit 4%

Oz Tap House aims to create a branded beer tasting experience in a fun and family friendly social dining atmosphere. The funds raised through this offering are intended to be used to build out a new location and help install self-serve beer tap technology in the new restaurant via Pour-My-Beer and Toast integration. A deposit of $30,000 is needed to secure the rental agreement for the second location in Cedar Park, Texas.

If Oz. Tap House raises the minimum amount of $25,000, it plans to use the proceeds primarily for the following:

- Security lease deposit for the second location (100%)

If Oz. Tap House raises the maximum amount of $107,000, it plans to use the proceeds primarily for the following:

- Architectural deposit (4.7%)
- Construction deposit (31.8%)
- Insurance (4.7%)
- Initial permits (2.3%)
- General marketing (2.3%)
- General working capital (16.8%)
- Legal (4.7%)
- Security lease deposit for the second location (28.0%)
- Utilities (4.7%

Product Roadmap

In regard to the build-out team, the architecture and construction firm Blue & Associates has been preliminarily chosen to aid in drawings for the taproom and eatery segment. Pour-My-Beer, the company providing the RFID technology, will be working closely with Blue & Associates to install the beer tap wall equipment.

In preparation for the launch, a chef and one or two key employees will be hired a month or so in advance of the opening to help bring the restaurant together as the end of construction approaches. The remaining employees are planned to be hired two weeks from opening and will slowly join as opening day draws nearer. All employees will undergo food handler certification classes and cicerones will go through a beer knowledge class. It's



estimated that the restaurant will require 10 kitchen employees, 10 beer cicerones, and 15 individuals to be cashiers, expediters, and bussers.

Business Model

The founders are assuming a 60/40 split with 60% in beverage sales (beer first) and 40% in food sales. Beer is anticipated to be priced, on average, at $0.55 per ounce. With an average 4.7 ounces per pour, and 5.5 visits on average to the tap wall, it's estimated that the average alcohol tab per person per visit will be around $14.09. Pricing for food sales are based upon local comparable restaurant concepts and are anticipated to amount to about $9.50, on average, for each customer per visit.

HISTORICAL FINANCIALS

Although Oz Tap House commenced business operations in 2018, it didn't fully begin operating in earnest until February 2019, when the company launched its first location in West Austin. As of July 2019, the company has generated approximately $595,086 in revenue since inception. Food and alcohol sales have accounted for nearly $339,850 and $305,183 respectively. These revenue streams account for about 50% and 45% of the company's revenue, respectively. Food delivery, merchandise sales, and other miscellaneous items account for the remaining 5% of revenue. March 2019 was the company's best month for sales to date, with $111,043 in sales, nearly 18.7% of the company's total revenue since inception. Overall, the company is operating at a gross margin of 31.4% since inception as of July 2019.



As of July 2019, year-to-date expenses have totaled $703,411. This includes about $203,545 of operating expenses and $407,988 in costs of goods sold (COGS). Top expenses for 2019 were facility-rent ($59,128), merchant service fees ($20,416), and legal fees ($12,833).





As of July 2019, Oz Tap House has generated a net loss of $108,325 since inception, with a large majority of expenses due to COGS and wages. The company's average monthly burn rate for 2019 has been $1,661 per month, and as of June 2019, the company had $30,824 in cash. The founders foresee nine months of runway given that they want to grow and expand.



INDUSTRY AND MARKET ANALYSIS

In a report by IBIS World, the bar and nightclub industry generated $26 billion in 2017 and grew at an annual growth rate of 2.1% over the previous five years. The market size and recent changes in consumer trends has resulted in new players entering the industry. Incumbents have responded by attempting to diversify with new concepts such as wine bars, cocktail lounges, and brewpubs to attract new demographics. The industry is highly fragmented with more than 65,000 different businesses.[xi] In its report, IBIS World noted several factors that may be key to future success in the industry, including building a loyal customer base, adopting new technology, and being able to control inventory.[xii]

According to Grand View Research, the global craft beer market is projected to reach $502.9 billion by 2025.[xiii] In 2018, retail craft beer sales in the U.S. increased by 7% year-over-year and reached $27.6 billion. This accounts for

Confidential Executive Summary   Page 8



more than 24% of the current $114.2 billion U.S. beer market.[xiv] Overall, the count of craft breweries grew by 13.2%, while total U.S. breweries grew by 12.9%.[xv] In terms of production, the volume of craft beer produced in 2017 amounted to about 30 billion barrels.[xvi] In 2017, the top selling craft brands were Blue Moon, Samuel Adams, and Sierra Nevada.[xvii]



Craft Breweries in the United States

The craft brewing marketplace has more than tripled over the past decade.

■ Brewpubs ■ Microbreweries ■ Regional Breweries

Source: Brewers Association

Texas ranks 11th in the nation for craft beer production, with more than 250 local breweries across the state, and 10th in terms of annual consumption.[xviii] The craft beer industry contributes about $4.5 billion per year to the Texas economy,[xix] which is about 3.9% of the total brewing activity in the country. Many of the states 250+ breweries are located in Austin, which is quickly becoming a hub for all things hip and cultured. [xx] In 2016, Central Texas breweries produced more than 185,000 barrels of craft beer, accounting for almost 16% of state's production levels.[xxi] According to the food delivery service Favor, the top five beers in Texas are Karbach's Love Street, New Belgium's Voodoo Ranger IPA, Elysian's Space Dust IPA, Saint Arnold's Art Car IPA, and Thirsty Planet's Thirsty Goat Amber Ale.[xxii]

According to iPourIt, beer drinkers poured more than 45.5 million ounces of self-serve beer between September 2017 and September 2018.[xxiii] With the self-serve experience, consumers can now experience a new freedom of choice while skipping out on long lines and wait times at bars and restaurants. For business owners, this new self-serve technology can increase keg yields to up to 99%, compared to the average yield of 76% due to overpours, excess foam, or incorrect orders.[xxiv] In a report by iPourIt, self-service taprooms typically recognize a 70-82% gross margin on alcohol.[xxv]

In 2018, venture capital investments in the restaurant and bar industry totaled $62.2 billion across 665 deals. The industry experienced a record year in 2018, as capital invested climbed over 48.1% from $42 billion the previous year.[xxvi] Over the past 11 years, $361 billion has been invested across 6,055 venture capital deals in the restaurant and bar industry.[xxvii]





COMPETITORS

Glass Half Full Taproom: Glass Half Full Taproom is a neighborhood bar built by beer lovers for beer lovers. Its taproom seeks to highlight the diversity of craft beer with a focus on local breweries. The company hires and trains bartenders who are passionate and knowledgeable about beer and aim to make its guests feel at home. Its menu lists more than 40 beers available in draft, bottles, and cans along with craft cocktails, wine, and snacks.[xxviii]

Lazarus Brewing Company: Founded in 2010, the Austin, Texas-based Lazarus Brewing Company teamed up with Montana's largest brewery to brew its first beer, All Souls Ale. The company has since gone on to build its own brewery in the heart of Austin's Eastside neighborhood. The brewery has a 10-barrel system with a taproom attached. In addition to beer, it also serves wine and has an espresso bar and a kitchen with a focus on Tex-Mex fare. While it does not distribute beers, its location has more than 16 taps on site.[xxix]

North by Northwest Restaurant and Brewery: North by Northwest is a restaurant and brewery with two locations in Austin, Texas. It offers a large menu of craft beer, cocktails, wine, food, and desserts. In addition to the alcohol and food served, North by Northwest also offers a beer school where customers can take classes on the brewing process.[xxx]

Oskar Blues: Founded Austin Texas, Oskar Blues brewery began producing its first line of beer, Dale's Pale Ale in early 2016. The brewery features a 50,000 square foot facility with an onsite taproom. The company has locations in Brevard, North Carolina and Longmont and Boulder, Colorado. The Austin location hosts brewery tours twice a day or on special request for visitors to participate in. Live music is also provided on the weekends.[xxxi]

Red Horn Coffee House and Brewing Co.: Located in Cedar Park, Texas, the Red Horn Coffee House and Brewing Co. offers fresh house-roasted coffees and house-brewed beer. With a focus on supporting local artisans, Red Horn also offers locally sourced baked goods, charcuterie, cheeses, sodas, kombucha, wine, and a variety of sandwiches, salads and other artisan coffees and beer. This brewpub also provides a venue for local live music and up-close listening experiences.[xxxii]

EXECUTIVE TEAM





Sean Kanter, Owner Operator: Sean began his restaurant career as a dishwasher at a barbecue restaurant that served about 700 people a night on the weekends. He worked his way up from busboy, to server, to bartender, to manager, to multi-unit leader, to operations director, and then owner-operator. Sean opened his first restaurant, Joe Mama's Grill, in Tucson, Arizona and went on to open multiple Jersey Mike's Subs franchises across California and in the Seattle, Washington area. He has also helped mentor other franchisees to open their own restaurants in over 30 other locations.



Krista Kanter, Owner Operator: Krista has over 15 years of experience in the restaurant industry. She started her restaurant career at Tony Roma's as a hostess, where her and Sean first met. Since then, she has worked side-by-side with Sean to open Joe Mama's Grill in Arizona and multiple Jersey Mike's Subs franchises across California and the Seattle Washington area.

PAST FINANCING

Security	Date	Amount	% Ownership	Party
Common Stock	Jun-18	$200K	49%	Odette Enterprises LLC
Common Stock	Jun-18	$23.4K	51%	Kanter Companies LLC

In June 2018, Sean Kanter formed Oz. House LLC and allocated 51% of the newly created company to Kanter Companies LLC for consideration of $24,358. Kanter Companies LLC is wholly owned by Sean and Krista Kanter. At the same time, John Odette invested $200,000 through Odette Enterprises LLC in return for 49% of Oz. House LLC.

INVESTMENT TERMS

Security Type: Promissory Notes (Revenue Sharing Interests)
Round Size: Min: $25,000 **Max:** $107,000
Interest Rate: Revenue sharing agreement which provides the investors 2.5% of the Company's gross revenue, up to the repayment amount of 1.75x of their investment
Length of Term: Until the repayment amount of 1.75x investment is repaid
Conversion Provisions: None

PRESS

Eater Austin: Self-Serve Beer Taproom Is Now Open in North Austin
Austin 360: You can pour your own beer at Northwest Austin's Oz. Tap House
The Austinot: Oz. Tap House Adds Clever Twist to Craft Beer Bar Concept With Self-service Tap Wall
Culturemap Austin: Central Texas' first self-serve gastropub pours into North Austin
Community Impact: New craft brewery to open in Northwest Austin this fall
Four Points News: Four new options for food and drink in Four Points



Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://austinot.com/oz-tap-house-austin

[ii] https://www.ipouritinc.com/why-self-serve/

[iii] https://www.bevspot.com/blog/2016/05/27/whats-average-pour-cost-bar-industry/

[iv] https://www.sestrasystems.com/overpouring-drains-beverage-profits/

[v] https://www.bevspot.com/blog/2016/05/27/whats-average-pour-cost-bar-industry/

[vi] https://austin.eater.com/2018/9/6/17826166/oz-taproom-self-serve-beer-austin

[vii] https://www.ipouritinc.com/why-self-serve/

[viii] https://www.ipouritinc.com/why-self-serve/

[ix] https://www.ipouritinc.com/why-self-serve/

[x] https://austinot.com/oz-tap-house-austin

[xi] https://www.ibisworld.com/industry-trends/market-research-reports/accommodation-food-services/bars-nightclubs.html

[xii] https://www.ibisworld.com/industry-trends/market-research-reports/accommodation-food-services/bars-nightclubs.html

[xiii] https://www.grandviewresearch.com/press-release/global-craft-beer-market

[xiv] https://www.brewersassociation.org/statistics/national-beer-sales-production-data/

[xv] https://www.brewersassociation.org/statistics/national-beer-sales-production-data/

[xvi] https://www.statista.com/topics/1806/craft-beer-in-the-us/

[xvii] https://www.statista.com/topics/1806/craft-beer-in-the-us/

[xviii] https://blog.favordelivery.com/most-popular-craft-beers-in-texas-e6eed8cde0c1

[xix] https://www.cnbc.com/2017/11/24/austin-is-a-craft-beer-powerhouse-heres-whats-on-tap-for-brew-lovers.html

[xx] https://www.cnbc.com/2017/11/24/austin-is-a-craft-beer-powerhouse-heres-whats-on-tap-for-brew-lovers.html

[xxi] https://f.tlcollect.com/fr2/417/46149/Austin_Craft_Beer_Marketflash.pdf

[xxii] https://blog.favordelivery.com/most-popular-craft-beers-in-texas-e6eed8cde0c1

[xxiii] https://www.thestreet.com/personal-finance/the-most-popular-craft-beers-on-tap-14995502

[xxiv] https://businessnc.com/self-serve-taprooms-are-the-latest-trend/

[xxv] https://www.ipouritinc.com/tasting-taproom/

[xxvi] PitchBook Data, Inc.; Downloaded on June 17, 2019

[xxvii] PitchBook Data, Inc.; Downloaded on June 17, 2019

[xxviii] http://glasshalffullbar.com/lakeline/

[xxix] http://www.lazarusbrewing.com/faq/

[xxx] http://www.nxnwbrew.com/index.htm

[xxxi] https://www.oskarblues.com/location/austin-tx-oskar-blues-taproom/

[xxxii] http://redhornbrew.com/about/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Oz. House LLC
10601 Ranch Road 2222, Suite H
Austin, Texas 78730

Ladies and Gentlemen:

The undersigned understands that Oz. House LLC, a Limited Liability Company organized under the laws of Texas (the "Company"), is offering up to $107,000 in Promissory Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated September 6, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on November 4, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace, Inc.. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc.. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc.. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	10601 Ranch Road 2222, Suite H Austin, Texas 78730 Attention: Sean M. Kanter
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Oz. House LLC
By_____ Name: Title:

EXHIBIT D
Form of Revenue Loan Agreement (Promissory Note)

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan:	Payment Start Date:
Amount of Loan:	City and State of Lender:

For value received, Oz. House LLC, a Texas Limited Liability Company (the ***"Borrower"*** or the ***"Company"***), hereby promises to pay to the order of ____________ (***"Lender"***), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions

a) ***"Gross Revenues"*** means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

b) ***"Lenders"*** means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

c) ***"Measurement Period"*** means the period of time with respect to which a payment is made.

d) ***"Note"*** means this Note. ***"Notes"*** means all of the Notes issued in the crowdfunding offering of which this Note is part.

e) ***"Payment Start Date"*** means one full quarter after the "date of opening"

f) ***"Date of Opening"*** means September 5, 2019

g) ***"Pro-Rata Share"*** or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

h) ***"Repayment Amount"*** means amount that is 1.75x the amount of the Loan.

i) ***"Revenue Percentage"*** means 2.5%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2. **Basic Terms**

      a) **Group of Revenue Loans.** This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

      b) **When Paid in Full.** The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

      c) **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. **Payments**

      a) **Quarterly Payments.** Beginning on the Payment Start Date, Borrower shall make quarterly payments to Lender until the Repayment Amount is paid in full.

      b) **Amount of Each Payment.** The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

      c) **Timing of Payment.** The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

      d) **Order of Application of Payments.** All payments under this Agreement shall be applied first to interest and then to principal.

      e) **Place of Payment.** All amounts payable hereunder shall be payable at the office of MicroVenture Marketplace, Inc., c/o Lender, _____, unless another place of payment shall be specified in writing by Lender.

      f) **Pro Rata Payments.** All payments will be made pro rata among all of the Lenders.

4. **Prepayment.** The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment.** The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to MicroVenture Marketplace, Inc. to be shared ratably with the other investors.

7.   **Company Representations**

a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) it's current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company, (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8.   **Investor Representations**

a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b)   If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 50 I of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, ,including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

9. **Default**. Each of the following events shall be an "*Event of Default*" hereunder:

a) Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

c) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10. **Parity with Other Notices.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

11. **Waiver.** Borrower waives presentment and demands for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12. **Amendments.** Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower-the holders of a majority in principal of the Loan Amounts raised in this offering.

13. **Notice.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

14. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

15.   Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole without the consent of the Investor, in connection with a reincorporation to change the Company's domicile. Subject to foregoing, this instrument will be binding on the parties' successors and assigns.

16.   No Stockholder Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

17.   Tax Withholding. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

18.   Not Effective Until Acceptable by Borrower. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

Signature Page to Follow

BORROWER:

Oz. House LLC

By: _____
Name:
Title:

LENDER:

[LENDER NAME]

By: _____
Name:
Title:

EXHIBIT E
Video Transcript

Oz. Tap House - Video Script

"Hi, my name is Krista Kanter. My husband and I are excited to open up a craft beer restaurant."

"Being in the restaurant business for 20 years, I wanted to bring something invaluable to the community. I want to provide great local craft beers and great local food, while also providing a great place for families to come together."



